Exhibit 99.1

Annual General Meeting of Holders of Common Shares

of

ALMADEN MINERALS LTD.
(the “Issuer”)

held on June 26, 2019

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	For	Against
1. Determine the number of directors at 7	Carried	41,463,792	303,306
2. Elect the following nominees as directors			Withheld
(a) Duane Poliquin	Elected	35,782,522	5,984,576
(b) Morgan Poliquin	Elected	35,781,222	5,985,876
(c) John (Jack) McCleary	Elected	35,805,997	5,961,101
(d) Mark T. Brown	Elected	33,033,059	8,734,039
(e) Gerald G. Carlson	Elected	35,775,422	5,991,676
(f) William J. Worrall	Elected	35,764,653	6,002,445
(g) Elaine Ellingham	Elected	41,343,481	423,617
3. Appoint Davidson & Company, Chartered Professional Accountants, as Auditor	Appointed	72,904,886	848,709

Dated at Vancouver, B.C., this 26th day of June, 2019.

ALMADEN MINERALS LTD.

Per:
“Morgan Poliquin”

Morgan Poliquin
President and CEO